EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before equity in income (loss) of unconsolidated entities and income taxes	$36,704	$8,894	$(85,580)	$24,693	$47,924
Gain on sales of real estate, excluding discontinued operations	9,016	21	2,732	2,840	—
Combined fixed charges and preferred share dividends (from below)	120,307	133,345	139,159	135,836	115,014
Amortization of capitalized interest	1,977	1,798	1,610	1,363	1,105
Distributed income (loss) of equity investees	1,857	—	(31)	—	—
Subtract:
Capitalized interest (from below)	(8,785)	(13,903)	(17,400)	(16,524)	(15,461)
Preferred share dividends included in fixed charges	(19,971)	(20,844)	(16,102)	(16,102)	(16,102)
Preferred unit distributions included in fixed charges	(660)	(660)	(660)	(660)	(660)
Preferred distributions of other consolidated entities	(16)	(16)	—	—	—
Total earnings	$140,429	$108,635	$23,728	$131,446	$131,820

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$82,010	$86,401	$90,037	$87,551	$68,540
Interest expense on discontinued operations	8,221	10,397	14,264	14,577	13,880
Capitalized interest (internal and external)	8,785	13,903	17,400	16,524	15,461
Amortization of debt issuance costs-capitalized	144	649	183	19	30
Interest included in rental expense	500	475	513	403	341
Preferred share dividends	19,971	20,844	16,102	16,102	16,102
Preferred unit distributions	660	660	660	660	660
Preferred distributions of other consolidated entities	16	16	—	—	—
Total combined fixed charges and preferred share dividends	$120,307	$133,345	$139,159	$135,836	$115,014

Ratio of earnings to combined fixed charges and preferred share dividends	1.17	0.81	0.17	0.97	1.15
Deficiency		$24,710	$115,431	$4,390